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                                                               EXHIBIT (a)(5)(D)

                              FOR IMMEDIATE RELEASE

FOR IMMEDIATE RELEASE;                                CONTACT:
MONDAY, JULY 29, 2002                                 MACKENZIE PARTNERS, INC.
                                                      LEX FLESHER (212) 929-5500


                 RECHNER DESIGNATED FUTURE SWISS ARMY PRESIDENT

         IBACH, SWITZERLAND - July 29, 2002 - Victorinox, A.G., parent company of the offeror in the previously announced tender offer for all of the shares of Swiss Army Brands, Inc. (NASDAQ: SABI) not already owned by Victorinox and its affiliates, today designated Ms. Suzanne Rechner as Victorinox' nominee for the Presidency of Swiss Army if and when that tender offer is successfully concluded.

         Ms. Rechner is currently Senior Vice President-Global Watch of Swiss Army and Chief Executive Officer of Swiss Army Watch, SA ("VSA"), the overseas marketing arm for Swiss Army(R) and Victorinox(R) watches and other timepieces.

         Mr. Charles Elsener, Jr., President of Victorinox, said, "We at Victorinox are delighted at the prospect of Ms. Rechner guiding Swiss Army into the future. My father, Chairman of Victorinox, and I have watched Ms. Rechner re-launch Swiss Army's domestic watch program and develop VSA from a concept into a going concern. We have been tremendously impressed with her vision and drive, and her ability to make things happen."

         Ms. Rechner originally joined Swiss Army as Senior Vice President-Retail Division in August of 2000. Prior to her association with Swiss Army, Ms. Rechner was Vice President-National Accounts for Movado Group, Inc. from February 1998 to July 2000 and prior to 1997, served as Vice President of National Accounts for Seiko Corporation of America. Ms. Rechner will continue in her post as Chief Executive Officer of VSA.